EXHIBIT 99.2

Participants:

Vincent C. Smith—Chairman of the Board and Chief Executive Officer

Charles Ramsey—Vice President of Worldwide Marketing

Charles Ramsey:    And then there’s the final item of some business that you want to announce about stock re-pricing.

Vincent C. Smith:    Oh yeah.

Charles Ramsey:    Good Stuff?

Vincent C. Smith:    Yeah, good stuff. We’re going to, uh—we’ve been working on this for a while and there’s a lot to it to re-price stock options—and so, in the beginning of July you’re going to be presented with the opportunity to retire existing options, and you would do this only in the—well, I can’t recommend when you should do this, but more likely than not you’re going to do it when you have out-of-the-money options—and you’ll retire them, and the way it generally works is that after a six-month period you get a new grant, and you have to take the market risk of six months between when you retire the options that you currently hold and get your new grant. So, we’re going to offer people the opportunity to do that, it’s going to be spelled out in a very deep document that will arrive on your desk in July. But for me, it’s the opportunity to give people the option to do what they want, you know.

Charles Ramsey:    Right.

Vincent C. Smith:    And so, I wanted to do that for people, and so it’s here. It’s a very serious issue—it has a lot of legality to it because it’s a rights offering or something along that vein—and so there is formality to how it needs to be communicated.

Charles Ramsey:    We’re going to describe it all and people won’t be left in the dark?

Vincent C. Smith:    Yeah, and we can’t tell you what to do, we have to give you the option, we have to give you all the information and allow you to make your choice.

Charles Ramsey:    Yup.